UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 24, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 07 May 2024 entitled ‘Notice of Annual General Meeting’.

24 May 2024

Vodafone Group Plc ('Vodafone' or the 'Company')

Notice of Annual General Meeting

The Company announces today that its 2024 Annual General Meeting ("AGM") will be held on Tuesday, 30 July 2024 at 10.00 am at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN and live webcast over the internet for Registered Shareholders.

In connection with this, the Notice of AGM and the Forms of Proxy have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism, in accordance with Listing Rule 9.6.1. The Notice of AGM is also available on the Company's website at vodafone.com/agm.

Shareholders will be able to submit comments or questions for consideration by the Directors at the meeting. Questions can also be submitted to VodafoneAGMQuestions@equiniti.com by 6.30 pm on Friday, 26 July 2024.

- ends -

For more information, please contact:
Investor Relations                                                                Media Relations
Investors.vodafone.com                                                         Vodafone.com/media/contact
ir@vodafone.co.uk                                                                 GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 24, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary